Recent Developments

On January 26, 2009, we announced our 2008 year end results. Statistical highlights are set forth below. The quarterly results for 2008 and 2007 and the full year results for 2008 are not audited, and the results are not necessarily indicative of results that may be expected for future periods. This information should be read together with our consolidated financial statements incorporated by reference in the accompanying prospectus and prospectus supplement. See also "Cautionary Statement Regarding Forward-Looking Statements" in the accompanying prospectus.

FOURTH QUARTER 2008 VS. FOURTH QUARTER 2007 (ENDING DECEMBER 31) (Millions of dollars)
	2008	2007	CHANGE
Revenues	$661	$780	(15%)
Profit Before Tax	$(10)	$172	(106%)
Profit After Tax	$13	$113	(88%)
New Retail Financing	$3,428	$4,100	(16%)
Total Assets	$32,082	$29,429	12%

FULL YEAR 2008 VS. FULL YEAR 2007 (ENDING DECEMBER 31) (Millions of dollars)
	2008	2007	CHANGE
Revenues	$2,999	$2,998	0%
Profit Before Tax	$505	$728	(31%)
Profit After Tax	$385	$494	(22%)
New Retail Financing	$15,879	$14,074	13%

Fourth quarter and full year 2008 profit declines were principally due to (i) decreased net yield on average earning assets, (ii) higher provision for credit losses primarily related to deteriorating global economic conditions, (iii) interest rate volatility, primarily in the fourth quarter, resulting in mark-to-market adjustments on interest rate derivative contracts, (iv) increase in general, operating and administrative expenses and (v) write-downs on retained interests related to the securitized asset portfolio due to worse than expected losses. The fourth quarter decrease in new retail financing was due primarily to decreases in the North America and Europe operating segments. New retail financing for the year was $15.88 billion, an increase of $1.80 billion, or 13 percent, from 2007. The increase was the result of increased new retail financing, primarily in our Asia- Pacific and Diversified Services operating segments.

Past dues over 30 days at December 31, 2008, were 3.88 percent compared to 2.36 percent at December 31, 2007. This increase began with the downturn in the U.S. economy and has spread to other countries. Write- offs, net of recoveries, for the year ended December 31, 2008, were $121 million (0.48% of average retail portfolio) compared to $68 million (0.31% of average retail portfolio) for the year ended December 31, 2007. The increase in write-offs is primarily attributable to North America. The rate of write-offs in 2008 as a percentage of average retail portfolio compares favorably to the most recent period of economic weakness in 2001/2002.

Allowance for credit losses totaled $395 million at December 31, 2008, which is 1.44 percent of net finance receivables at December 31, 2008, compared with 1.39 percent at December 31, 2007.

As reported in our Form 8-K filed with the Securities and Exchange Commission on January 26, 2009 (the "Form 8-K"), we and Caterpillar Inc. entered into amendments of various credit agreements utilized primarily to support our commercial paper programs that increase the upper range of interest rates applicable to certain amounts that may be drawn under the credit facilities in consideration of the lenders' consent to our interest coverage ratio as of December 31, 2008 and to Caterpillar Inc.'s consolidated net worth as of December 31, 2008, each of which would otherwise have been below that stipulated in the credit agreements. This summary description of the amendments to the credit agreements is qualified in its entirety by reference to terms and provisions of the respective amendments filed as exhibits to the Form 8-K. While we believe that none of the credit covenants to which we are subject presently materially restrict our operations, our ability to meet any one particular financial covenant can be affected by events beyond our control. We cannot provide assurance that we will continue to comply with each covenant, particularly if we continue to experience challenging and volatile market conditions as in the fourth quarter of 2008, and given that we are required to measure our compliance with our interest coverage covenant on a quarter-by-quarter basis. Any failure to comply with any of these covenants could result in a default under our agreements. Upon the occurrence of certain defaults under our credit agreements, indentures and other treasury programs, the lenders, trustees, or counterparties have the potential ability to declare all amounts outstanding thereunder to be immediately due and payable, and our lenders could terminate commitments to extend further credit under our bank credit facilities.

A number of government programs designed to support the U.S. financial system were implemented in 2008. We believe there have been unintended consequences of these programs that have affected us and other companies that do not qualify to participate in them. Some of our competitors have been permitted to participate in certain of these programs, including the FDIC's Temporary Liquidity Guarantee Program, which has effectively created below-market subsidized financing for those competitors and could continue to negatively impact our ability to issue debt at rates that are comparable to those offered by our competitors.

The ongoing financial and banking crisis accelerated in the fourth quarter of 2008 and has significantly impacted economic growth around the globe. We expect 2009 will be the weakest year for economic growth in the postwar period. We are expecting recessionary conditions to persist in most of the world throughout the year, with no growth in the world economy. As a result, for 2009, we expect our profit before tax to decline by about half as a result of higher liquidity costs, such as costs for additional credit facilities, maintaining a higher cash balance and higher borrowing rates, resulting in lower spreads between the cost of borrowing and our lending rates.

As we expect further weakening of the global economy, we expect past dues and write-offs will likely be higher in 2009 compared with 2008. In response, we increased the Allowance for credit losses to $395 million, or 1.44 percent of net finance receivables at the end of 2008. Should economic conditions worsen beyond expectations, additional increases to our allowance for credit losses may be needed. Furthermore, we have initiated several actions aimed at reducing costs including employment reductions and other general, operating and administrative expenses.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
4.500% PowerNotes® Due February 15, 2011	$64,226,000	$2,524.08
5.050% PowerNotes® Due February 15, 2013	$16,422,000	$645.38
6.000% PowerNotes® Due February 15, 2016	$17,815,000	$700.13
TOTAL		$3,869.59

(1)	Excludes accrued interest, if any.
(2)
The filing fee of $3,869.59 is calculated in accordance with Rule 457(r) under the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act of 1933, the ($28,751.28) remaining of the filing fee previously paid with respect to unsold securities registered pursuant to a Registration Statement on Form S-3 (No. 333-124310) filed by Caterpillar Financial Services Corporation on April 25, 2005 is being carried forward, of which $3,869.59 is offset against the filing fees due for these offerings and of which ($32,620.87) remains available for future filing fees. No additional filing fee has been paid with respect to these offerings.

Caterpillar Financial Services Corporation PowerNotes®, with Maturities of 9 Months or More from Date of Issue
Filed under Rule 424(b)(3), Registration Statement(s) No. 333-150218
Pricing Supplement Number 1154 Dated February 23, 2009
(to Prospectus dated April 11, 2008 and Prospectus Supplement dated April 11, 2008)
Investors should read this pricing supplement in conjunction with the Prospectus and Prospectus Supplement.

CUSIP Number	Aggregate Principal Amount	Selling Price(3)	Gross Concession	Net Proceeds	Coupon Type	Coupon Rate(4)	Coupon Frequency	Maturity Date	1st Coupon Date	1st Coupon Amount	Survivor's Option	Product Ranking	Moody's Rating	S & P Rating	Yield(5)
14912HNJ5	$64,226,000.00	100.000%	0.550%	$63,872,757.00	FIXED	4.500%	SEMI-ANNUAL	02/15/2011	08/15/2009	$21.13	YES	Senior Unsecured Notes	A2	A	4.500%

Redemption Information: Non-Callable.
Joint Lead Managers and Lead Agents: Incapital LLC, Banc of America Securities LLC Agents: Charles Schwab & Co., Inc., Citi, Edward D. Jones & Co., L.P., Fidelity Capital Markets a division of National Financial Services LLC, Merrill Lynch & Co., Morgan Stanley, UBS Investment Bank, Wachovia Securities

CUSIP Number	Aggregate Principal Amount	Selling Price(3)	Gross Concession	Net Proceeds	Coupon Type	Coupon Rate(4)	Coupon Frequency	Maturity Date	1st Coupon Date	1st Coupon Amount	Survivor's Option	Product Ranking	Moody's Rating	S & P Rating	Yield(5)
14912HNK2	$16,422,000.00	100.000%	0.950%	$16,265,991.00	FIXED	5.050%	SEMI-ANNUAL	02/15/2013	08/15/2009	$23.71	YES	Senior Unsecured Notes	A2	A	5.050%

Redemption Information: Non-Callable.
Joint Lead Managers and Lead Agents: Incapital LLC, Banc of America Securities LLC Agents: Charles Schwab & Co., Inc., Citi, Edward D. Jones & Co., L.P., Fidelity Capital Markets a division of National Financial Services LLC, Merrill Lynch & Co., Morgan Stanley, UBS Investment Bank, Wachovia Securities

CUSIP Number	Aggregate Principal Amount	Selling Price(3)	Gross Concession	Net Proceeds	Coupon Type	Coupon Rate(4)	Coupon Frequency	Maturity Date	1st Coupon Date	1st Coupon Amount	Survivor's Option	Product Ranking	Moody's Rating	S & P Rating	Yield(5)
14912HNL0	$17,815,000.00	100.000%	1.450%	$17,556,682.50	FIXED	6.000%	SEMI-ANNUAL	02/15/2016	08/15/2009	$28.17	YES	Senior Unsecured Notes	A2	A	6.000%

Redemption Information: Callable at 100.000% on 02/15/2011 and every coupon date thereafter.
Joint Lead Managers and Lead Agents: Incapital LLC, Banc of America Securities LLC Agents: Charles Schwab & Co., Inc., Citi, Edward D. Jones & Co., L.P., Fidelity Capital Markets a division of National Financial Services LLC, Merrill Lynch & Co., Morgan Stanley, UBS Investment Bank, Wachovia Securities
Caterpillar Financial Services Corporation PowerNotes® will be subject to redemption at the option of Caterpillar Financial Services Corporation, in whole on the coupon date occurring any time on or after 02/15/2011 at a redemption price equal to 100% of the principal amount of the Caterpillar Financial Services Corporation PowerNotes®, plus accrued interest thereon, if any, upon at least 30 days' prior notice to the noteholder and the trustee, as described in the prospectus.

Caterpillar Financial Services Corporation

Offering Dates: February 17, 2009 through February 23, 2009

Trade Date: Monday, February 23, 2009 @12:00 PM ET

Settlement Date: Thursday, February 26, 2009

Minimum Denomination/Increments: $1,000.00/$1,000.00

Initial trades settle flat and clear SDFS: DTC Book Entry only

DTC number: 0235 via RBC Dain Rauscher Inc.

(3)
The interest rates on the PowerNotes® may be changed by Caterpillar Financial Services Corporation from time to time, but any such changes will not affect the interest rate on any PowerNotes® offered prior to the effective date of the change.

(4)
Expressed as a percentage of aggregate principal amount. Actual Price to Public may be less, and will be determined by prevailing market prices at the time of purchase as set forth in the confirmation sheet.

(5)	Yields are quoted on a semi-annual bond equivalent yield basis.